

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2015

Via E-mail
Mr. Mark E. Johnson
Executive Vice President, Chief Financial Officer and Treasurer
NCI Building Systems, Inc.
10943 North Sam Houston Parkway West
Houston, TX 77064

      RE: **NCI Building Systems, Inc.**
              Form 10-K for the Year Ended November 2, 2014
              Filed December 22, 2014
              File No. 1-14315

Dear Mr. Johnson:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ John Cash, *for*

              Melissa Rocha
              Senior Assistant Chief Accountant